

Berylline

An Excellent Investment Opportunity

Contact
Dennis Dresser
President

248-343-3074

dmdresser@comcast.net
www.beryllineusa.com

The Problem

am a Boomer, a Biker

loved to ride!

was cool and fun!

But, I can't hold a big bike as I used to…



I want something:

- Looks cool and fun to ride
- Easy to use
- Inexpensive
- "Green" and Great for next generation

There is nothing available in marketplace today!



$4,999



$18,995



$23,349



$34,339

he Solution

erylline F2A Hybrid cooter

Plug-in Parallel Hybrid System (PHEV)
200cc Engine and 2 KW AC Motor
Top Speed/Hybrid Mode: 60 MPH
Top Speed/EV Mode: 30 MPH
EV Range: 20 Miles
100 MPG

96.5”(L) x 59”(W) x 44.1”(H)
(Fits a Full Size Truck with Long Box)
430 LB


Hybrid power

arget Market:
'he Baby Boomers

nart Money Magazine
e Graying of the Boomers Will Change the World

he Smart Money Is on the 50+ Crowd
Robert Love, AARP The Magazine, June/July 2014

- 50 to 80 Million strong
- Control over 70% of the disposable income
- $7 Billion just in online shopping
- Third largest economy in the world



THE GRAYING OF THE BOOMERS WILL
CHANGE THE WORLD

Steve Jobs was a baby boomer. So are George Clooney, Oprah and the Boss. So are President Obama, Hillary Clinton and Mitt Romney. There's a case to be made, in fact, that the past 20 years represented an apogee for the generation of Americans born between 1946 and 1964—as they reached their peak earning years while taking hold of the levers of corporate, political and cultural power. But for all the clout this generation has wielded in its prime, the way boomers collectively exit their prime could have an even bigger impact on the country. Boomers are plowing into their retirement years, ready or (very often) not. And how they cope with the challenges of the transition will shape our economy for decades to come. After all, at 78 million strong, boomers are a demographic T. Rex whose every move has a ground-shaking impact.

During the stock market booms of the 1990s and the mid-2000s, many boomers undoubtedly thought their retirement would meld the best of the Buffetts (Warren and Jimmy), combining fat portfolios with tropical ease. But since the 2008 crash, many are coping with shriveled savings and diminished expectations. According to a recent MetLife survey, only half feel that their retirement savings are on track. While most are willing to keep working to close their financial gaps, that choice isn't always in their hands. Disability rates for Americans in late middle age are worsening, sabotaging many workers' earning power just when they need it most, says demographer Neil Howe, founder of consulting firm LifeCourse Associates.

Multiply these personal challenges by, well, 78 million, and their importance becomes obvious. Already, the cost of Social Security and Medicare benefits for boomers is the angry elephant in the room in any debate over government spending. But there's plenty of silver lining, too. More empty nesters, whether in need of a job or just hankering to be their own boss, are hanging out a shingle—giving the economy a jolt. Indeed, 45- to 64-year-olds composed 48 percent of all new entrepreneurs in 2011. "Contrary to the popular opinion," says Scott Shane, economics professor at Case Western Reserve University, entrepreneurship "increases as people get older." And so, studies say, does happiness: The AARP Thriving index, which measures emotional well-being, suggests that people's happiness reaches its lowest point at ages 51 to 55 and starts peaking after 65.

PHOTOGRAPH BY OLE GRAF/CORBIS
Percentage of baby boomers who expect to work until age 70 or later
2006
16%
1996
9%
2011
25%
SOURCE: EMPLOYEE BENEFIT RESEARCH INSTITUTE
58
Research shows that happiness drops at midlife, but peaks at the start of retirement.
VERY HAPPY
22%
17%
16%
17%
18%
24%
40-45
46-50
51-55
56-60
61-65
66-70
AGE
SOURCE: AARP

Market Opportunities

The Niche Market

- Florida roll out (The Villages and Del Webb Communities)

Expand to additional markets

- Southern California, Arizona (Rancho Mirage, Del Webb and Coastal Rental Markets)

Total Market Size

- Motorcycle/Scooter: Revenue: $6.3 Billion   Total Unit Sale: 500,695
- Golf Cart: Revenue: $894.2 Million   Total Unit Sale: 75,981

Projected Sales: between **5,800 to 11,500 units per year**

'raction



9: Concept / sibility Study



2011: First Concept Vehicle Complete



2012: Signed partnership agreement with Wanhu Industries in China



2014: Production Intent prototype complete



2015 & 2016: Marketing, Dealership, and Geographic Campaign



2017: Production Model Design Update

eam

nnis Dresser, President
mer GT Automotive CEO, 30 Years+ Industry Experience

an Chambers, Vice President
mer Alternative Automotive President, 25 Years Of Building Custom Cars

ce Weber, CFO
mer GT Automotive CFO, 30 Years+ Industry Experience

ry Li, Chief Engineer
Years in Automotive Styling, Design Release and Manufacturing

e Dresser, Sales&Marketing
A, OU, 6 Years Industry Experience

e Nelson, Regional Sales
Years in Sales, Former ATT sales director

ert Kapatais, Mechanical Design
Years in Mechanical Design

e Wilkonski/RDS Studio, Styling
iness Owner, 25 Years in Automotive Design

vin Moore, Technician
Years+ In Building and Equipment Maintenance, Motorcycle Repairs






Berylline Supporting Structure



imeline



nvestment

Capital to Raise:	$4.2 Million
Current Investors:	
Founder's Cash Investment:	$150,000
Wanhu Industries:	$100,000
MEDC:	$43,600
Key Use of Proceeds:	
Product Development:	$1.1 Million
Marketing and Operation	$1.9 Million
Production Tooling:	$1.2 Million
Total:	$ 4.2 Million

Current Status and Valuation

- Production Intent Prototype Completed
- 3 Marketing Studies Completed
- Partnership with WH Industry / China Signed
- Supply Agreement with KT Motorcycle /China Signed
- Oakland University EFI Development Complete

Current Valuation: $5 Million

End of 5 Year Status and Valuation

- Production 6,000 units
- Revenue $31.7M

IPO: Company Valuation: $50 Million

Investment Return in 5 Years: **1,000%**

Berylline Is An Excellent Investment Opportunity

Product Description

Berylline F2A Hybrid Scooter



- Plug-in,200cc / 2KW Parallel Hybrid Powertrain
- Front 2 Wheel set up with non-tilt and stable in all conditions.
- 2 Function Modes: EV and Hybrid
- Capacity: 2 Passengers / 300LB
- Electric Mode Tope Speed: 30 MPH
- Electric Mode Range: 20 Miles
- Gas Mode Top Speed: 60 MPH
- Target Fuel Consumption: 100 MPG*

Product Comparison









Wheel Design Comparison



Generally speaking, the difference between Front 2 Wheel Type and Rear 2 Wheels Setup are:

- Front 2 wheel type is safer for cornering.
- Front 2 wheel type has better braking performance because 70% of braking power is from front wheels.
- Front 2 wheel type is safer during emergency braking.

MP3 Like "Lean/Tilt" Type Vehicle



Front 2 wheel design is more suitable for personal use vehicle, while rear 2 wheel design is fit better for slower commercial type vehicle.

Competition

Competition And Comparison







	Berylline F2A	***Arcimoto SRK***	***Piaggio MP3 125 Hybrid Scooter***
Type:	Hybrid	Electric	Hybrid
MSRP:	$5,999	$11,900	$9,000
Range:	160Miles/1.6Gal.	70 Miles	460 Miles /3.3Gal.
Top Speed:	60 MPH	85 MPH	50 MPH (est.)
Length:	96.5 Inch	106 Inch	84.25 Inch
Width:	59 Inch	61 Inch	30 Inch



Arcimoto recently raised **19.5 million** dollar in its IPO. This further validated the market.

Difference of Piaggio MP3 vs Berylline F2A:
MP3 has a leaning front suspension which requires a two wheel scooter riding skill.

The MP3 Hybrid Scooter currently is NOT

ble in US

Berylline 3P Hybrid System Layout


200cc Air Cooled
Gasoline Engine
2KW Electric Motor
with Electric Clutch/No
Clutch for bench testing
Mechanical Reverse
gear box operate by
cable
Belt Final Drive
Rear Axle
Belt Drive with
tensioner
Allow slightly
slippage

erylline Hybrid System Objective

- Improved overall powertrain performance with higher power output
- Reduce overall exhaust emission
- Added safety feature: 2 system can be independently operated to provide back up for each other.
- Utilize existing technology to improve system reliability
- More common components to improve serviceability.
- Commercial advantage: Improve the flexibility for Berylline to select supplier in broader base and maintaining the competitive advantage

stem Features Comparing to Gasoline Engine:

- 2KW AC motor designed to work with existing engine.
- Provide vehicle launch assist
- Provide Re-generative brake feature
- Provide EV driving mode.

System Control Design



EV
Hybrid
KT Motor Controller
KT System Controller
Junction Box
E Motor
Clutch
Throttle body
Forward
Reverse

Engine Supplier: Zhejiang Jinlang Power Co., Ltd. (Est. Cost: 250USD)



Make	Zhejiang Jinlang Power Co., Ltd.
Model	JL1P65QML
Type	Single cylinder/4-stroke/forced air-cooled
Bore x Stroke	65 x 60 mm
Displacement(ml)	199.1
Compression ratio	9.7:1
Max power(kw/rmp)	9.7/7500
Max torque(N.m/rmp)	13.8/6000
Min idling speed(r/min)	1500

Electric Motor Requirements (Est. Cost: 100USD)

Machine type	BLDC machine
Normal voltage	48V
maximum Current	50A
Effciency	>80%
Max power(kw/rmp)	2/2500
Max torque(N.m/rmp)	7.6Nm/2500
Maximum speed(r/min)	7500rpm

Hybrid Systems

Ferrari LaFerarri

Honda/Acura NSX


HY-KERS System
An even more evolved and complex solution than Ferrari's F1 KERS system
Learn more
800HP
by the combustion engine
+
163HP
by the electric engine




TWIN-TURBO 3.5-LITER V-6
HIGH-VOLTAGE POWER ELECTRONICS
NINE-SPEED DUAL-CLUTCH AUTOMATIC TRANSAXLE, ELECTRIC MOTOR
ELECTRIC MOTORS
LITHIUM-ION BATTERY PACK



ew Product Design Update



uture Product Expansion



Pure Electric

Gasoline

Removable Roof

Berylline Future Product Plan

(Confidential)



F2A, 200cc Engine + 2KW Motor

Common Chassis

F2B, 50cc Engine + 1KW Motor

Berylline 3P Flex Hybrid System

G4: 4 Wheel Hybrid Golf Cart for US

U4: 4 Wheel Utility Vehicle for US

Berylline WH Commercial 3 wheel vehicle

Berylline Accessory Plan

(Confidential)


Detachable Roof with Solar Cell


Detachable Front Rack (F2A)


Detachable Golf Bag Case (F2A)


Custom Seat with Backrest


Detachable Rear Storage Case


Berylline Helmet


Berylline Jacket and T-Shirt

Berylline Commercial Vehicle Application 1





Berylline Commercial Vehicle Application 2







Marketing Segmentation



Berylline F2A Scooter

Berylline Commercial Vehicle

Personal

Commercial

Manufacturing Planning:
New Parts and Process



Station	Job Description	Tool
1	Unboxing	
	Load base scooter to fixture	Load assist with end effecter
		Processing fixture/Cart
2	Install LH and RH LCA	Air RA SS1
Chassis		Torque check/Click wrench1
	Install LH and RH UCA	Air RA SS1 (Same tool)
		Torque check/Click wrench1 (Same Tool)
	Install LH/RH front knuckle	Air RA SS
		Torque check/Click wrench2
	Install LH/RH LCA/LCA cotter pins	Plier1
3	Flip both UCA/LCA detail, Install LH/RH Shock/Spring Amy.	Air RA SS
Chassis		Torque check/Click wrench3
	Install LH/RH Tie Rod	Air RA SS
		Torque check/Click wrench3
	Install Tie Rod cotter pins	Pliers
	Connecting/Secure LH/RH brake hose	Hand Tube Nut Wrench
	Bleeding Frt Brake	Hand Wrench
4	Install LH/RH supporting brackets	Air Pistol
Trim	Install LH/RH food board	Air Pistol
	Install front exterior sub frame	Air RA SS
	Sub assemble LH/RH running lights to front fascia	Air Pistol
	Install front fascia	Air Pistol
	Connecting Harness to LH/RH running lights	
	Install hood	Air Pistol
5	Install Tire Asm	Air Pause Pistol
Final		Torque check/Click Wrench
	Sub Assemble LH/RH Fender to bracket	Air Pistol
	Install LH/RH Fender	Air RA SS
	Transfer vehicle to Alignment Machine	Lift Assist with end effecter
6	Set front Alignment, Camber and Toe	Hand Wrench
Alignment	Roll vehicle to floor	
7	Add 0.3 Gal. Gas	1 Gal. Gas Tank
QA	Starting vehicle and check all electrical functions.	
	0.5 mile road testing.	
8	QA: Light Repairs	
9	Crating	Load Assist with End effecter

lanufacturing Planning:
R&D, Future Facility Expansion

hase 1: Michigan Assembly
uture R&D Center

10,000 Sq Ft Plant Layout (80 ft x 125 ft)



Conainer
Scooter: 96x60 (8x5)
Work Space: 15 x 10
Material: 2.5 x 15
Total work station 15 x 15
Container: 40 x 8
S/R
7
QC
Elctrical
Fuel
Storage
6
Alignment
Material
5
Final
9
Crating
4
Trim
8
Repairs
3
Chassis 2
1
2
Unboxing
Chassis 1
Shop
R&D
Office 80 x 25 = 2000 sf (Including R&D)

Phase 2 Manufacturing Expansion:

Metal Stamping Solution (40,000 Sq Ft)
5720 Clyde Rhyne Dr,
Sanford, NC 27330



Wytheville
Martinsville
South Boston
Galax
Danville
Mt Airy
Wilkesboro
Winston-Salem
Greensboro
Burlington
High Point
Durham
Raleigh
Statesville
Salisbury
Asheboro
Apex
Metal Stamping Solutions
Mooresville
Concord
Uwharrie
National Forest
Gastonia
Charlotte
Pinehurst
Southern Pines
Matthews
Fayetteville
Rock Hill
Rockingham
Hope Mills
Laurinburg



Clyde Rhyne Dr
Metal Stamping Solutions

Marketing Strategy and

Case Study: The Villages

Market Opportunities

he **B E R L I N E** Marketing Report

(vailable Upon Request)

line Group is founded in 1982. It is a full-service marketing, advertising and digital nmunications firm with annual billings in excess of $50 million.
://www.berline.com/

7 Potential Target Market Segmentation Indentified

1. Retired seniors living in senior communities.
2. Active senior motorcyclists who want to continue or relive that experience.
3. Adults with vacation/second homes who would consider the Berylline for convenience, sport and economy.
4. Returned / Former motorcycle riders (licensed) who want a safer, less risky experience.
5. Rental companies can offer the Berylline as an economical alternative for local/temporary urban transportation in addition to campgrounds, parks, and tourist destinations.
6. Adults who are reluctant to ride a motorcycle will consider the Berylline because of the safety, speed, and energy benefits.
7. Adults who are interested in the motorcycle experience and were especially motivated by the hybrid capability of the Berylline.



- *Total Market Size*
  - Motorcycle/Scooter: Revenue: $6.3 Billion   Total Unit Sale: 500,695
  - Golf Cart: Revenue: $894.2 Million Total Unit Sale: 75,981

- *Projected Sales*: between **5,800 to 11,500 units per year**



2 Previous Survey Age Group Data

Troy Traffic Jam - Classic Car Show
August, 2015, Troy, Michigan

Woodward Dream Cruise - 2015
August, 2015, Birmingham, Michigan



AGE GROUP

- 26-38: 14.29 % (3)
- 35-44: 4.76 % (1)
- 39-50: 4.76 % (1)
- 51-65: 52.38 % (11)
- 66-75: 19.05 % (4)
- above 75: 4.76 % (1)



Age Group

- 18-25: 17.39
- 26-38: 8.70 %
- 39-50: 26.09
- 51-65: 34.78
- 66-75: 13.04

Case Study:
The Villages, Florida

BloombergBusiness   News   Markets   Insights   Video

The Fastest-Growing U.S. City Is a Senior Community

Americans over 55 are flocking to the Villages, a sprawling retiree utopia that just keeps growing

by Patrick Clark

Play Video

The latest estimates from the U.S. Census Bureau are in, and the fastest-growing city in the U.S. is not an oil boomtown or a magnet for new immigrants, but a senior living community outside Orlando, Fla., with a reputation for attracting active retirees.

The Villages, a sprawling senior community of 114,000 residents, increased 5.4 percent in the year ended July 2014, making it the country's fastest-growing metro for the second straight year. That's triple the growth rate for the state of Florida and far faster than Myrtle Beach, S.C., the second fastest-growing U.S. city, which expanded 3.2 percent.



America's Fastest Growing Cities
Estimated population growth for the year-ending July 1, 2014

Financial

inancial

Year Income Statement

Unit Cost: $2967
Shipping and Warranty: $350
MSRP: $5,999
Dealer Profit Margin: $900
Unit Profit: $1,782 (29.7%)
Break Even Point: 860 Units

	2018	2019	%	2020	%	2021	%	2022	%
Total Unit Sale	**0**	**250**		**1200**		**2400**		**4800**	
F2A Sport	0.0	0.0		1,799,700.0		3,599,400.0		7,198,800.0	
F2A Tour	0.0	1,749,750.0		6,299,100.0		12,598,200.0		25,196,400.0	
Accessories	0.0	50,000.0		240,000.0		480,000.0		960,000.0	
Less: returns	0.0	(87,487.5)		(404,940.0)		(809,880.0)		(1,619,760.0)	
Total Sales	0.0	1,712,262.5	100%	7,933,860.0	100%	15,867,720.0	100%	31,735,440.0	100%
Cost Of Sales									
Total Cost of Sales	80,144.2	1,443,085.1	84%	6,068,887.4	76%	11,675,082.7	74%	22,688,973.3	71%
Gross Margin	(80,144.2)	269,177.4	16%	1,864,972.6	24%	4,192,637.3	26%	9,046,466.7	29%
Selling, General & Admin Costs									
Total S,G & A Costs	788,260.0	1,104,759.4	65%	1,418,259.4	18%	2,028,759.7	13%	2,381,260.0	8%
Operating Income (Loss)	(868,404.2)	(835,582.0)	-49%	446,713.2	6%	2,163,877.6	14%	6,665,206.7	21%
EBITDA	(872,804.2)	(835,582.0)	-49%	436,713.2	6%	2,138,877.6	13%	6,640,206.7	21%
Net Income (Loss)	(872,804.2)	(835,582.0)	-49%	436,713.2	6%	1,844,028.0	12%	4,382,536.4	14%



CASE STUDY: ARCIMOTO

rcimoto Raises $20 Million in Reg + Crowdfunding Offer, Will Trade on ASDAQ Under Symbol FUV

1 | 12 | 58 | G+ | 2 | t | Y | 73 SHARES

ember 20, 2017 @ 1:38 pm By JD Alois



rcimoto says it raised almost $20 million in a Reg A+ rowdfunding round that closed on September 15th

ı WRHambrecht. Arcimoto said the company was shooting
r $10 million but "landed almost double that". Arcimoto dded that it will trade on NASDAQ under ticker symbol JV (IE Fun Utility Vehicle) reportedly tomorrow (September 1st).



Arcimoto, Inc. (FUV)
NasdaqCM - NasdaqCM Delayed Price. Currency in USD

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3.88 +0.14 (+3.74%)

At close: January 8 3:59PM EST

Summary | Chart NEW | Conversations | Statistics | Profile | Financials | Options | Holders | Historical Data | Analysts

Previous Close	3.74	Market Cap	61.583M
Open	4.12	Beta	N/A
Bid	2.72 x 1000	PE Ratio (TTM)	N/A
Ask	5.94 x 200	EPS (TTM)	-0.19
Day's Range	3.73 - 4.12	Earnings Date	N/A
52 Week Range	2.54 - 6.35	Forward Dividend & Yield	N/A (N/A)
Volume	65,274	Ex-Dividend Date	N/A
Avg. Volume	51,156	1y Target Est	N/A

1D 5D 1M 6M YTD 1Y 5Y Max
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